FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                                FOR JUNE 17, 2002




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                  Unit 516 517, Hong Leong Industrial Complex,
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)


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DESWELL [LOGO]


                                                 CONTACT:
                                                 John G. Nesbett
                                                 Ryan Daniels
                                                 Lippert/Heilshorn & Associates
                                                 212-838-3777
                                                 e-mail: jnesbett@lhai.com


                            DESWELL INDUSTRIES, INC.
                          ANNOUNCES 3-FOR-2 STOCK SPLIT


HONG KONG (June 17, 2002) - Deswell Industries, Inc. (Nasdaq: DSWL) ("Deswell" or the "Company"), today announce that its board of directors has approved a 3-for-2 stock split in the Company's common stock, payable on July 22, 2002, to shareholders of record on July 8, 2002. The stock split will increase the number of total shares outstanding from approximately 5.6 million shares to 8.4 million shares.

GENERAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF STOCK SPLIT
           The following general description of the United States federal income tax consequences of the stock split is based on the Internal Revenue Code of 1986, as amended, the applicable Treasury Regulations promulgated thereunder, judicial authority and current administrative rulings and practices as in effect on the date of this press release, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion is for general information only and does not address all the tax consequences that may be relevant to shareholders in light of their particular tax circumstances or to shareholders who may be subject to special tax treatment. We have not sought, and will not seek, an opinion of counsel or a ruling from the U.S. Internal Revenue Service ("IRS") regarding the federal income tax consequences of the stock split. Furthermore, no foreign, state or local tax consequences are discussed herein. ACCORDINGLY, EACH SHAREHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE STOCK SPLIT TO SUCH HOLDER.


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           The stock split should be treated as a tax-free stock dividend made to our shareholders. Accordingly, no gain or loss should be recognized by our shareholders on the receipt of new common shares. The aggregate tax basis in the old common shares held by a shareholder immediately before the stock split should be allocated between the old and the new common shares in proportion to the relative fair market value of the old and the new shares on the date of the distribution, reduced by the basis allocable to any fractional shares that the shareholder is treated as having redeemed for cash. See "Cash in Lieu of Fractional Shares" below. The holding period of the new common shares should include the holding period of the old common shares, provided such shares were held as a capital asset for United States tax purposes.

           CASH IN LIEU OF FRACTIONAL SHARES. Subject to the PFIC rules described below, shareholders who receive cash in lieu of fractional shares should be treated for U.S. income tax purposes as if the fractional share interest had been issued in the stock split and then had been redeemed by us for cash. The amount of any gain or loss should be equal to the difference between the portion of the tax basis allocated to such fractional share and the cash received in lieu thereof. Any such gain or loss should constitute long-term capital gain or loss provided old common shares were held for more than one year at the time of the stock split.

           PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS. The Company believes it is not a passive foreign investment company ("PFIC") for U.S. income tax purposes. However, the Company has not made a specific determination of its PFIC status. If we were a PFIC, a United States person (e.g., a U.S. citizen or resident) who receives new common shares in the stock split and cash in lieu of a fractional share interest, could, possibly, be treated as receiving an "excess distribution" under the PFIC rules, and an interest charge as described in (d) below could be imposed on such shareholders. An "excess distribution" is generally the portion of any distribution received by a shareholder from the PFIC in a taxable year in excess of 125% of the average annual distributions received by the shareholder in the three preceding taxable years, and (ii) any gain realized on the sale or other disposition of the PFIC shares. Under these rules (a) the excess distribution or gain will be allocated ratably over the shareholder's aggregate holding period for the shares; (b) the amount allocated to the current taxable year will be taxed as ordinary income; (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and (d) an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. Because of the complexity of the PFIC rules, our U.S. shareholders are strongly urged to consult their own tax advisors regarding the PFIC rules as they may apply to them.


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           BACKUP WITHHOLDING. Cash payments made to our shareholders may, under certain circumstances, be subject to U.S. backup withholding at a rate of 30%. There is no withholding for shareholders who provide the Company's transfer agent with their correct U.S. federal taxpayer identification number and who certify that no loss of exemption from backup withholding has occurred on IRS Form W-9 or its substitute. Certain categories of persons (generally corporations and non-U.S. persons) are not subject to backup withholding. In order for a foreign (i.e., non-U.S. person) to qualify as an exempt recipient, such person must generally provide the Company's transfer agent with a completed IRS Form W-8BEN or its substitute. Any amounts withheld under the backup withholding rules are not an additional tax. Rather, any such amounts will be allowed as a credit or refund against such shareholder's U.S. federal income tax liability provided that the shareholder furnish to the IRS all required information.
                                      * * *

ABOUT DESWELL. Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT"), and pin-through hole ("PHT") interconnection technologies; and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Kyocera Mita Industrial Co. (H.K.) Limited, Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Vtech Communications Ltd., Peavey Electronics Corporation and Emerson.


To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com.




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           Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                                 For and on behalf of
                                                 DeswellIndustries,Inc.




                                                 By:/S/ RICHARD LAU
                                                 ------------------
                                                 Richard Lau
                                                 Chief Executive Officer

Date: June 17, 2002

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